
03025674

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 30 2003
WASH, D.C.
187
SECTION

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the calendar year ended December 31, 2002

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-07107

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOUISIANA-PACIFIC
SALARIED 401(k) AND
PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOUISIANA-PACIFIC CORPORATION
805 S.W. BROADWAY, SUITE 1200
PORTLAND, OREGON 97205-3303

LOUISIANA-PACIFIC SALARIED 401(k) AND PROFIT SHARING PLAN

Index to Financial Statements and Schedules

Independent Auditors' Report dated June 13, 2003 1

Statements of Net Assets Available for Benefits at
December 31, 2002 and 2001 2

Statements of Changes in Net Assets Available for Benefits for
Years Ended December 31, 2002 and 2001 3

Notes to Financial Statements – Years Ended December 31, 2002 and 2001 4-7

Schedule of Assets Held for Investment Purposes 8

Schedule of Reportable Transactions - Series 9

Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

Exhibit 23 – Independent Auditors' Consent

Exhibit 99 – Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

LOUISIANA-PACIFIC SALARIED 401(k) AND PROFIT SHARING PLAN

Financial Statements as of and for the Years Ended December 31, 2002 and 2001, Supplemental Schedules as of and for the Year Ended December 31, 2002, and Independent Auditors' Report

LOUISIANA-PACIFIC SALARIED 401(k) AND PROFIT SHARING PLAN

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001:	
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-7
SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2002:	
Schedule H, Part IV, Line 4i—Schedule of Assets Held for Investment Purposes at Year End	8
Schedule H, Part IV, Line 4j—Schedule of Reportable Transactions—Series	9

Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, Oregon 97204-3642

Tel: (503) 222-1341
Fax: (503) 224-2172
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Louisiana-Pacific Qualified Retirement
Plans Administrative Committee

We have audited the accompanying statements of net assets available for benefits of the Louisiana-Pacific Salaried 401(k) and Profit Sharing Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 13, 2003

LOUISIANA-PACIFIC SALARIED 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:		
Cash	$ 247,806	$ 254,273
Investments, at fair value:		
Money market account	31,857,615	41,190,000
Louisiana-Pacific Corporation common stock	21,776,403	27,884,545
Mutual funds	38,668,688	39,207,881
Participant loans	5,837	63,474
Total investments	92,308,543	108,345,900
Contribution receivable	223	57,166
Total assets	92,556,572	108,657,339
LIABILITIES—Administrative expenses payable	18,885	25,158
NET ASSETS AVAILABLE FOR BENEFITS	$ 92,537,687	$ 108,632,181

See notes to financial statements.

LOUISIANA-PACIFIC SALARIED 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS:		
Investment income:		
Dividend income	$ 817,274	$ 1,462,919
Interest income	533,184	1,754,939
Total investment income	1,350,458	3,217,858
Employer contributions	2,443,356	2,407,135
Employee contributions	5,429,642	5,969,076
Total additions	9,223,456	11,594,069
DEDUCTIONS:		
Net depreciation in fair value of investments (includes realized gains and losses)	(7,015,594)	(8,896,107)
Administrative expenses	(128,308)	(233,287)
Distributions to participants	(18,174,048)	(20,682,932)
Total deductions	(25,317,950)	(29,812,326)
NET DECREASE	(16,094,494)	(18,218,257)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	108,632,181	126,850,438
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 92,537,687	$ 108,632,181

See notes to financial statements.

LOUISIANA-PACIFIC SALARIED 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF PLAN

The following description of the Louisiana-Pacific Salaried 401(k) and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for detailed information.

General—The Plan is a defined contribution and profit sharing plan covering all salaried employees of Louisiana-Pacific Corporation (the "Plan Sponsor" or "LP"), except those members of a collective bargaining unit and temporary, leased and non-resident aliens who receive no U.S. income. The Plan is designed to comply with applicable provisions of the Internal Revenue Code (the "Code") and the Employee Retirement Income Security Act of 1974 ("ERISA"). Any employee noted above may become a participant immediately upon hire. The Plan is administered by an administrative committee (the "Plan Administrator"), comprised of three members appointed by LP.

Contributions to the Plan include (i) salary reduction contributions authorized by participants, (ii) matching contributions made by LP, (iii) discretionary profit sharing contributions made by LP, and (iv) new participant rollovers from other qualified plans.

Each participant may authorize LP to contribute into the Plan on a pre-tax basis from 1% to 50% of eligible compensation. The contribution is subject to a maximum of $11,000 and $10,500 for 2002 and 2001, respectively.

LP makes a matching contribution of 100% of the first 3% and 25% of the next 2% of eligible compensation deferred by a participant. LP may also make a discretionary profit sharing contribution in the form of LP common stock, or cash to purchase LP common stock (a nonparticipant-directed investment) up to 3% of eligible compensation. Subsequent to July 20, 2002, the profit sharing contributions became participant directed. Participants must be employed on the last day of the Plan year to receive profit sharing contributions.

Vesting of Benefits—Participants are immediately 100% vested in their own contributions.

A participant shall become fully vested in employer contributions to the Plan upon the first of the following events to occur while employed by LP:

- Completion of five years of service (three years of service for the matching account of a participant with an hour of service on or after October 1, 2001)
- Death
- Attainment of age 65 (age 60 for the amounts transferred from the ESOT)

Distribution of Benefits are made upon the occurrence of any one of the following:

- Normal retirement of the participant at age 65;
- Death of the participant; or
- Termination of employment.

Distribution to a participant or beneficiary will be made in one lump sum distribution. Installment distributions are not permitted.

Loans to Participants—Under the merger of the Salaried ABTco, Inc. 401(k) Savings Plan for Non-Bargaining Employees into the Plan, existing loans to ABTco, Inc. employees were transferred into the Plan. New loans are not permitted under the current plan.

Hardship Withdrawals—No amounts may be withdrawn from a salary deferral account before a participant terminates employment with LP or attains the age of 59-1/2, except by reason of financial hardship. All requests for hardship withdrawals require the consent of the Plan Administrator.

Forfeitures—Plan funds forfeited by participants who terminated employment before they were vested can be used to pay Plan expenses or be used to offset the amount LP would have otherwise contributed to the Plan. In 2002 and 2001, the amounts forfeited were $150,784 and $169,947, respectively.

Employer Allocated Investments— Beginning in 2000, participants were entitled to transfer a portion of their employer allocated investment holdings (ESOT contributions) annually to the Plan's other participant-directed investment options. All remaining ESOT investment holdings were transferred to participant-directed investments in the first quarter of 2002.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Financial Instruments and Income Recognition—The carrying amounts of cash and cash equivalents, the contribution receivable and loans approximate fair value due to the short-term maturity of the instruments.

The Plan's investments in mutual funds and LP common stock are valued at fair value which is determined by quoted market prices.

Dividend income is recorded on the ex-dividend date. Interest is recorded when earned. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from sales of investments are recorded on the average cost method.

Benefit Payments are recorded when disbursed.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein as well as disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

New Accounting Pronouncements—In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133"). SFAS No. 133, as amended, requires that an entity recognize all derivatives and measure those instruments at fair value.

The Plan adopted SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 did not impact the Plan's financial statements as the Plan has no derivatives.

3. PLAN TERMINATION

LP reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, the interest of each participant in the Plan will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code. Upon termination of the Plan, the Plan Administrator shall pay all liabilities and expenses of the Plan.

4. ADMINISTRATION OF PLAN ASSETS

The assets of the Plan are managed by the Charles Schwab Trust Company (the "Trustee"), who invests cash received, dividends and interest income, and makes distributions to participants. The Trustee also administers the receipt of principal and interest on the loans outstanding.

Certain administrative functions are performed by officers or employees of LP or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses are paid by the Plan. Administrative expenses that are not permitted to be paid by the Plan are paid by LP.

5. INVESTMENTS

The following assets held by the Plan represent 5% or more of the Plan's net assets at December 31:

	2002	2001
Charles Schwab Institutional Advantage Money Fund	$ 31,857,615	$ 41,190,000 *
PIMCO Total Return Fund	7,697,987	N/A
JP Morgan Institutional Diversified Fund	5,670,910	5,644,663
Montag & Caldwell Growth Fund	8,432,500	11,880,320
Charles Schwab S&P 500 Investors Shares	7,348,002	9,182,153
Louisiana-Pacific Corporation common stock	21,776,403	27,884,545 **

* Includes $19,458,109 of nonparticipant-directed investments at December 31, 2001

** Includes $15,867,542 of nonparticipant-directed investments at December 31, 2001

6. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits relating to the nonparticipant-directed investments (see Note 1) is as follows as of and for the years ended December 31, 2002 and 2001:

	2002	2001
Net assets available for benefits:		
Louisiana-Pacific Corporation common stock	$ -	$ 15,867,542
Money market account		19,458,109
Administrative expenses payable		(1,258)
	$ -	$ 35,324,393

	2002	2001
Changes in net assets available for benefits:		
Total investment loss	$ (22,772)	$ (1,436,597)
Distributions to participants	(236,285)	(7,405,899)
Administrative expenses	(1,308)	(16,907)
Transfers to participant-directed investments	(35,064,028)	(20,493,160)
	(35,324,393)	(29,352,563)
Beginning net assets available for benefits	35,324,393	64,676,956
Ending net assets available for benefits	$ -	$ 35,324,393

7. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of money market funds and mutual funds managed by Charles Schwab Investment Management, Inc. Charles Schwab Trust Company, an affiliate of Charles Schwab Investment Management, Inc., is the trustee as defined by the Plan and, therefore, the transactions related to these investments are classified as "party-in-interest" transactions.

Plan investments also include shares of LP common stock. LP is the Plan sponsor, as defined by the Plan and, therefore, the transactions related to the LP common stock are classified as "party-in-interest" transactions.

8. TAX STATUS

The Internal Revenue Service has determined and informed the Company, by a letter dated February 13, 2002, that the plan and related trust are designed in accordance with applicable sections of the Code.

9. NET CHANGE IN FAIR VALUE BY INVESTMENT TYPE

The Plan's investments, including gains and losses on investments bought, sold, and held during the year, appreciated (depreciated) in value for the years ended December 31, 2002 and 2001 as follows:

	2002	2001
Investments at fair value as determined by quoted market prices:		
Mutual funds	$(7,698,546)	$(4,738,297)
Common stocks	682,952	(4,157,810)
Net change in fair value	$(7,015,594)	$(8,896,107)

10. CONCENTRATION OF RISK

The Plan invests in various securities including money market accounts, mutual funds, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

* * * * * *

LOUISIANA-PACIFIC SALARIED 401(k) AND PROFIT SHARING PLAN

SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END DECEMBER 31, 2002

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Number of Shares	(e) Cost	(f) Current Value
	Participant-directed:				
*	Charles Schwab Institutional Advantage Money Fund	Money Market Account	31,857,615	(1)	$ 31,857,615
	JP Morgan Institutional Diversified Fund	Mutual Fund	527,036	(1)	5,670,910
	Lazard International Equity Portfolio	Mutual Fund	190,559	(1)	1,699,784
	MAS Funds Small Cap Value Portfolio	Mutual Fund	178,786	(1)	2,662,122
	Montag & Caldwell Growth Fund	Mutual Fund	453,360	(1)	8,432,500
	PIMCO Total Return Fund Institutional Class	Mutual Fund	721,461	(1)	7,697,987
*	Charles Schwab S&P 500 Investors Shares	Mutual Fund	542,689	(1)	7,348,002
	Janis Growth & Income Fund	Mutual Fund	65,931	(1)	1,538,825
	Managers Special Equity Fund	Mutual Fund	12,295	(1)	677,181
	Rydex OTC Fund	Mutual Fund	84,256	(1)	572,100
	Weitz Value Portfolio	Mutual Fund	84,859	(1)	2,369,277
*	Louisiana-Pacific Corporation	Common stock	2,704,512	(1)	21,776,403
*	Participant loans	6 loans, ranging 0-1 year maturity, with interest rates of 8.75% to 9.5%	N/A	(1)	5,837
					$ 92,308,543

* Party-in-interest

(1) Cost is not required as investments are participant-directed

LOUISIANA-PACIFIC SALARIED 401(k) AND PROFIT SHARING PLAN

SCHEDULE H, PART IV, LINE 4j—SCHEDULE OF REPORTABLE TRANSACTIONS—SERIES
YEAR ENDED DECEMBER 31, 2002

(a) Identity of Party Involved	(b) Description of Asset (include Interest Rate and Maturity in Case of Loan)	(c) Purchase Price	(d) Selling Price	(e) Lease/ Rental	(f) Expense Incurred with Trans- actions	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)
* Louisiana-Pacific Corporation	Common stock	$ 1,896,831	$ -	$ -	$ -	$ 1,896,831	$ 1,896,831	$ -
* Louisiana-Pacific Corporation	Common stock		5,625,993			7,879,709	5,625,993	(2,253,716)
* Charles Schwab Institutional Advantage Money Fund	Money Market Account	6,034,476				6,034,476	6,034,476	
* Charles Schwab Institutional Advantage Money Fund	Money Market Account		15,366,861			15,366,861	15,366,861	
PIMCO Total Return Fund	Mutual fund	6,587,535				6,587,535	6,587,535	
PIMCO Total Return Fund	Mutual fund		3,511,161			3,457,233	3,511,161	53,928

* Party-in-interest

Note: There were no single reportable transactions for the year ended December 31, 2002.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LOUISIANA-PACIFIC SALARIED 401(k) AND
PROFIT SHARING PLAN
(Name of Plan)

By: Administrative Committee

By: 
Curtis M. Stevens, Chairman

Dated: June 27, 2003

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, Oregon 97204-3642

Tel: (503) 222-1341
Fax: (503) 224-2172
www.deloitte.com

Exhibit 23

Deloitte
& Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-87775 of Louisiana-Pacific Corporation on Form S-8 of our report dated June 13, 2003, appearing in this Annual Report on Form 11-K of Louisiana-Pacific Salaried 401(k) and Profit Sharing Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Portland, Oregon
June 27, 2003

Exhibit 99

June 27, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Certification Pursuant to § 906 of the Sarbanes-Oxley Act of 2002

Ladies and Gentlemen:

Pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, in connection with the filing of the Form 11-K of the Louisiana-Pacific Salaried 401(k) and Profit Sharing Plan (the "Plan") for the annual period ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned officer of the Plan certifies, that, to such officer's knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan as of the dates and for the periods expressed in the Report.



Name: Curtis M. Stevens
Title: Chairman, Administrative Committee